SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

Minutes of the Extraordinary General Shareholders’ Meeting, Held on September 29, 2005.

Date, Time and Place:

On September 29, 2005, at 12:00 p.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”), in Brasília, Distrito Federal, at SIA Sul, ASP, Lote D.

Summons:

Summons Notice published, under the terms of Article 124 of Law 6,404/76, on editions of the Federal Official Gazette, Correio Braziliense and Valor Econômico on September 01, 02 and 05, 2005.

Presence:

The shareholders representing more than a half of the Company’s voting capital, as per records and signatures on the Shareholders’ Attendance Book.

Meeting’s Board:

After verifying the quorum of attending shareholders, under the terms of the Article 125 of Law 6,404/76, the Extraordinary General Shareholders’ Meeting was installed by Mr. Luiz Francisco Tenório Perrone, in the capacity as Human Resources Officer. Thereafter, the referred Executive Officer submitted to the resolution of the attending shareholders the composition of the Board of this meeting, pursuant to the article 16 of the Company’s Bylaws, and he left the meeting to deal with matters of Company’s interests. The shareholders Solpart Participações S.A. (“Solpart”) and Citigroup Venture Capital International Brazil, L.P. (“CVC Fund”) proposed to appoint Mr. Darwin Corrêa as President and Mr. Hiram Bandeira Pagano Filho, as Secretary. The referred proposal was approved by unanimous decision, being recorded the abstentions of shareholders Opportunity I FIA, OPP I FIA, Opportunity Lógica II FIA and Opportunity Lógica II Institucional FIA.

Day’s Agenda:

Deliberate on the replacement of the effective and alternate members of the Fiscal Council, elected by vote of the shareholder Solpart Participações S.A.: Messrs. Luiz Otávio Nunes West, Augusto César Calazans Lopes, Gilberto Braga, Raimundo José do Prado Vieira, Luiz Fernando Cavalcanti Trocolli and Genivaldo Almeida Bonfim.

Resolutions:

Before examining the Day’s Agenda, the attending shareholders approved by unanimous decision that the Minutes of this Extraordinary General Shareholders’ Meeting shall be drawn up in the summary format, pursuant to the Article 130, paragraph 1, of Law 6,404/76 (Brazilian Corporation Law), authorizing the submission of votes and objections, which shall be received by the Meeting’s Board and filed at the Company’s headquarters.

The Meeting’s Board President recorded the receipt of vote instruction approved in previous meetings of Invitel S.A. and Brasil Telecom Participações S.A., both held on September 28, 2005, which, as recorded by the shareholder Solpart, shall bind its vote and the shareholders CVC Fund, Opportunity I FIA, OPP I FIA and Opportunity Lógica II FIA to this meeting.

After such recording, the Chairman discussed the single item of the Day’s Agenda referring to the replacement of the Company’s effective and alternate members of the Fiscal Council.

The shareholders by majority decision, with the dissenting opinion from shareholder Opportunity Lógica II Institucional FIA, resolved to replace all the effective and alternate members of the Fiscal Council elected by the shareholder Solpart Participações S.A., to wit, Messrs. Luiz Otávio Nunes West, Augusto César Calazans Lopes, Gilberto Braga, Raimundo José do Prado Vieira, Luiz Fernando Cavalcanti Trocolli and Genivaldo Almeida Bonfim; to complete the respective terms of office, by the following persons:

- José Arthur Escodro, Brazilian, married, accountant, registered with CRC/SP (Regional Accounting Council) 1SP095428/O-2, individual taxpayer’s register (CPF/MF) 712.687.408-10, resident and domiciled in the city and state of São Paulo, at Rua Pedro de Toledo, 980, 12º andar, cj. 123, as effective member;

- Hiram Bandeira Pagano Filho, Brazilian, single, attorney, OAB/RJ (Brazilian Bar Association) 121.648, individual taxpayer’s register (CPF/MF) 085.074.717- 14, resident and domiciled in the city and state of Rio de Janeiro, at Av. Presidente Wilson, 231, cj. 403 and 404, as alternate member;

- Guilherme Manuel Nascimento Bettencourt, Brazilian, married, business administrator, identity card IFP/RJ 2.911.700, individual taxpayer’s register (CPF/MF) 263.284.967-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua José Pancetti, 350, as effective member;

- Carlos Alberto Tavares de Almeida, Brazilian, married, accountant, registered with CRC/RJ 084.492/O-3, individual taxpayer’s register (CPF/MF)016.628.407-64, resident and domiciled in the city and state of Rio de Janeiro, at Rua Barão de Itapagipe, 452 – apt. 805, as alternate member;

- Rosalia Maria Tereza Sergi Agati Camello, Brazilian, married, attorney and economist, identity card (RG) 9.423.063-8, individual taxpayer’s register (CPF/MF) 306.200.581-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Ministro Afrânio Costa, Bloco 6, casa 01, as effective member; and

- Klítia Valeska Bicalho, Brazilian, married, engineer, registered with CREA/ES (Regional Council of Engineering, Architecture and Agronomy) 5060-D, individual taxpayer’s register (CPF/MF) 986.583.017-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Francisco Otaviano, 92, apt. 202, as alternate member.

These Minutes record that the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS and Telecom Italia International NV refrained themselves from voting the resolution included in the Agenda. In addition, these Minutes record votes submitted by the shareholders Vanguard Emerging Mkts Stock Index Fund, Ishares Msci Brazil Free Index Fund, Norges Bank, Virginia Retirement System, State Street Emerging Markets, The Brazil Mci Emkts Index Common Trust Fu, Ibm Tax Deferred Savings Plan, The California State Teachers Retirement Sys, The Master T B Of Japan Ltd Re Mtbc400035147, Microsoft Global Finance Limited and BP Pension Fund, which after being received, were numbered and certified by the Meeting’s Board, are filed at the Company’s headquarters (Docs. 01 and 02).

The shareholder Opportunity Lógica II Institucional FIA voiced its objection to the resolution taken above, which then was received, numbered and certified by the Meeting’s Board and filed at the Company’s headquarters (Doc. 03).

For the purposes of the provision in CVM’s (Brazilian Securities and Exchange Commission) Instruction 367, as of May 29, 2002, the President declared to have received résumés of the professionals listed above to compose the Company’s Fiscal Council.

Closing:

With nothing further to be discussed, the President concluded this meeting, the Minutes of which were drawn up, read, approved and signed by all attending shareholders, by the President and the Secretary of the Meeting. The publication of these Minutes was authorized to not include the signature of attending shareholders.

Brasília, September 29, 2005.

Darwin Corrêa	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer